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MAR 09 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TerraNova Capital Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1402
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gelb (212) 381-7393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Gelb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TerraNova Capital Equities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New Jersey
County of Mercer
Subscribed and sworn to (or affirmed) before me on this 26th day of February 2020 by Peter Gelb proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

SAMIA A KHOURY
Notary Public
State of New Jersey
My Commission Expires July 20, 2021
I.D.# 2347365

TerraNova Capital Equities, Inc.

Financial Statements

December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of TerraNova Capital Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TerraNova Capital Equities, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 27, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

TerraNova Capital Equities, Inc.
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash	$	69,883
Receivables		27,994
Total Assets	$	97,877
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable	$	37,780
Total Liabilities		37,780
Stockholder's Equity		
Common Stock $0.01 Par Value, 250,000 Shares authorized		
15,000 shares issued and outstanding		150
Additional paid-in capital		1,975,875
Accumulated deficit		(1,915,928)
Total Stockholder's Equity		60,097
Total Liabilities & Stockholder's Equity	$	97,877

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Revenues		
Commissions	$	1,048,028
Interest Income		20
Total Revenues		1,048,048
Expenses		
Commission Expense		908,475
Employee Compensation and Benefits		118,423
Compliance Expense		124,047
Professional Fees		47,270
Occupancy		31,486
Other Expenses		46,771
Total Expenses		1,276,472
Net Income (loss) before income tax provision		(228,424)
Income Tax Provision		1,686
Net Income (loss)	$	(230,110)

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance on 12/31/2018	$ 150	$ 1,718,875	$ (1,685,818)	$ 33,207
Capital Contributions		257,000		257,000
Net Income (Loss)	-		(230,110)	(230,110)
Balance on 12/31/2019	$ 150	$ 1,718,875	$ (1,915,928)	$ 60,097

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flow from operating activities:		
Net income (loss)		$ (230,110)
Adjustments to reconcile net income (loss)to net cash provided by (used in) operating activities:		
(Increase) Decrease in:		
Receivable	$ (27,994)	
(Decrease) Increase in:		
Accounts payable	12,803	
Total adjustments		(15,191)
Net cash provided by (used in) operating activities		(245,301)
Cash flow from investing activities:		-
Cash flow from financing activities:		
Proceeds from additional paid-in capital	257,000	
Net cash provided by (used in) financing activities		257,000
Net increase (decrease) in cash		11,699
Cash at December 31, 2018		58,184
Cash at December 31, 2019		$ 69,883

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	1,686

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Notes to Financial Statements
December 31, 2019

Organization

Terranova Capital Equities, Inc. (the Company), formerly known as European American Equities, Inc. initially known as GrowVest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc. and then TN Capital Equities, Ltd. is a Delaware Corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Exchange Act), and which became a member of FINRA on September 24, 1998. The Company is a wholly owned subsidiary of Terranova Capital Partners, Inc. initially known as GrowVest Capital Partners. Inc. and later known as Hornblower Capital Partners, Inc., a Delaware corporation.

Significant Accounting Policies

General:

The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business requires FINRA approval.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Income Taxes:

The current and deferred portions of the income tax expense (benefit included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	1,686	-	1,686
Total income tax expense (benefit)	$ 1,686	$ -	$ 1,686

The Company has available at December 31, 2019, an unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $347,821. The net operating loss begins to expire in the year 2033.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and New York tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for New York purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the IRS has not proposed any adjustment to the Company's tax position.

Related Party Transactions:

The Company's parent, TerraNova Capital Partners, Inc pays for certain bank service charges on behalf of the Company. In 2019, these charges amounted to $2,187 included in Other Expenses on the Statement of Operations. As of December 31, 2019 these shared expenses are outstanding and included in Payables on the Statement of Financial Condition.

The Company also shares its office space with its parent under the terms of an expense sharing agreement, whereby the parent will reimburse the Company for 10% of occupancy costs. In 2019, these shared expenses amounted to$2,991. As of December 31, 2019, $3,523 of these shared expenses are outstanding and included in receivables on the Statement of Financial Condition.

The Company was paid investment banking fees totaling $28,750 by New World Financial Holdings, LLC. (a related company) for services related to raising capital for New World Financial Holdings, LLC. The Company also incurred travel expenses while conducting investment banking services on behalf of its affiliate. In 2019, these travel expenses amounted to $971. As of December 31, 2019, $971 of these travel expenses are

outstanding and included in Receivables on the Statement of Financial Condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Net Capital Requirement:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Securities Exchange Act of 1934, and to comparable rules of FINRA relating to net capital. Pursuant to such, the Company is required to maintain minimum net capital of at least $5,000 and maintain a ratio of aggregate indebtedness to net capital that does not exceed 15:1. At December 31, 2019 the Company had net capital of $32,103. This amount exceeded such requirements for 2019 by $27,103 and its ratio of aggregate indebtedness to net capital was 1.18:1.

Recently Issued Accounting Pronouncements:

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases*, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability: 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease: and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares space with an affiliate under an expense sharing agreement that is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019

Subsequent Events:

The Company has evaluated subsequent events through the date the financial statements were available to be issued. On January 31, 2020, the Company received $3,000 from TerraNova Capital Partners, Inc. as permanent additional paid in capital.

TerraNova Capital Equities, Inc.
Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15C3-1 under the Securities Exchange Act of 1934
As of December 31, 2019

Total Equity	**$ 60,097**
Deductions:	
Non-Allowable Assets:	(27,994)
Net Capital	$ 32,103
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	**$ 27,103**
Aggregate Indebtedness	**$ 37,780**
Ratio of aggregate indebtedness to net capital	1.18:1

No material differences exist between the above computation and the computation included in the company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2019.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to for Possession or Control for Brokers and Dealers Pursuant to Rule 15C3-3
As of December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of TerraNova Capital Equities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) TerraNova Capital Equities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TerraNova Capital Equities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) TerraNova Capital Equities, Inc. stated that TerraNova Capital Equities, Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception. TerraNova Capital Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TerraNova Capital Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 27, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

TERRANOVA

Assertions Regarding Exemption Provisions

We, as members of management of TerraNova Capital Equities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2019.

TerraNova Capital Equities, Inc.

By:

Peter Gelb, Chief Operating Officer

TerraNova Capital Equities, Inc.
420 Lexington Ave, Suite 1402, New York, NY 10170
(212) 381-7390 (TEL) (212) 381-7399 (FAX)
Members FINRA/SIPC

TerraNova Capital Equities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of TerraNova Capital Equities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by TerraNova Capital Equities, Inc. and the SIPC, solely to assist you and SIPC in evaluating TerraNova Capital Equities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. TerraNova Capital Equities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on TerraNova Capital Equities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of TerraNova Capital Equities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 27, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

TerraNova Capital Equities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	1,156
SIPC-6 general assessment		
Payment made on July 23, 2019		(927)
SIPC-7 general assessment		
Payment made on January 9, 2020		(229)
Total assessment balance		
(overpayment carried forward)	$	-